ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC

Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

March 17, 2008

Contacts:

Ling Yun Wu

Michael Mandelbaum
Asia Pacific Wire & Cable

Mandelbaum Partners
(886) 2-2712-2558

(310) 785-0810

ASIA PACIFIC WIRE & CABLE REPORTS ITS

2005 AND 2006 FINANCIAL RESULTS

NEW YORK, NY  – March 17, 2008 – Asia Pacific Wire & Cable Corporation (Pink Sheets: AWRCF) (the “Company”) announced today that it completed and filed with the Securities and Exchange Commission the Company’s combined Annual Report on Form 20-F for the fiscal years ended December 31, 2005 and December 31, 2006.

For 2005, the Company reported net sales of $337.3 million and a net loss of $(5.0 million), which equaled a loss of $(0.36) per share.  For 2006, the Company reported net sales of $468.1 million and a net income of $13.0 million, which equaled earnings of $0.94 per share.  Further information regarding the Company’s financial results for 2005 and 2006 may be obtained by reviewing the Annual Report on Form 20-F available on the SEC’s website located at www.sec.gov.

Management is pleased to report to its shareholders that the Company has taken significant steps to improve its financial reporting and that it is no longer delinquent in its periodic reporting requirements under the Securities Exchange Act of 1934.  As a next step, the Company intends to diligently pursue having its shares quoted once again on the Over-the-Counter Bulletin Board as soon as possible.  The Company is also in the process of preparing its annual report for 2007, which it currently expects to complete and file with the SEC on a timely basis.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company.  Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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